UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number  333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                                                                                                                         Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes  ☐              No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82-                                             .)

The purpose of this Form 6-K is to file with the Commission the attached press release issued by the Company on March 16, 2004.

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: March 16, 2004	By:	Neil Burrows
		Name:	Neil Burrows
		Title:	Managing Director

JOINT ANNOUNCEMENT

SN Airholding
Virgin Sky Investments Limited (“VSIL”)
Virgin Express Holdings PLC (“VEX PLC”)

Non Binding Letter of Intent Signed between the Virgin Group and the Majority Shareholder of SN Brussels Airlines

Brussels, 16th March 2004 • Virgin Express NV/SA has been informed by its majority shareholder, VEX PLC (Euronext Brussels: VIRE; OTC Bulletin Board: VIRGY) and by VSIL, majority shareholder of VEX PLC that a non-binding letter of intent (“LOI”) has been signed on 15 March 2004 by VSIL and SN Airholding, the majority shareholder of SN Brussels Airlines, which contemplates placing their respective operational airlines, Virgin Express NV/SA and SN Brussels Airlines, under common ownership.

The parties have not as yet determined a detailed plan of how the Virgin Express NV/SA and SN Brussels Airlines business would be jointly managed. However, it is foreseen that both operational companies will remain separate legal entities. VEX PLC will remain a publicly quoted company on both the Euronext and Nasdaq (OTC Bulletin Board).

The Board of VEX PLC and the Board of SN Airholding believe that the non-binding LOI and the transactions which it contemplates are in the best interests of all concerned parties, their employees, shareholders and customers.

Both companies expect significant mutual benefits through network optimisations.

If the common ownership of the two airlines is realised, SN Airholding will offer the market two airlines with different brands and products to satisfy the growing needs of the competitive market in Belgium: a flexible full service airline and a low fare airline. SN Airholding will ensure that there will be no product confusion for the customer.

Outline of the terms of the LOI

Whilst the details have not yet been finalised, the main elements of the LOI are as follows:

•                       VEX PLC would contribute its shares in Virgin Express NV/SA into a holding company in consideration for an issue of shares in that company to VEX PLC, which would equal 29.9% of the fully diluted share capital of such holding company.

•                       VEX PLC would own 29.9% of the shares, with the remaining 70.1% owned by the present shareholders of SN Airholding.

•                       The holding company would own 100% of the shares of Virgin Express NV/SA and 92% of the shares of SN Brussels Airlines (the SIC would continue to hold the remaining 8 % of the shares of SN Brussels Airlines).

•                       VEX PLC would be granted a “put” option to sell its 29.9% stake at a price of €64m, payable in two instalments. This “put” option would be exercisable at any time from 1 January 2005 up to and including 31 December 2006.

Joint Press Release

•                       VEX PLC would grant a “call” option to buy its 29.9% stake at a price of €100m, payable in two instalments. This “call” option would be exercisable at any time from 1 January 2005 up to and including 31 December 2006.

•                       In the event that the “call” option is exercised and subsequently SN Airholding itself exits its own investment, then VEX PLC would receive an additional payment such that the aggregate consideration received under the call option would be equal to the following amounts. If the subsequent exit would occur before 30 June 2007, VEX PLC would receive 29.9% of the total equity proceeds. If the exit would occur after 30 June 2007 but before 30 June 2009, VEX PLC would receive 25%. Thereafter, VEX PLC would receive 20% of the total equity proceeds.

Other Material Terms

Other material terms of the LOI are as follows:

•                       VEX PLC and the shareholders of SN Airholding would enter into a shareholders’ agreement to regulate, amongst other things, corporate governance principles;

•                       VEX PLC would have the right to appoint two directors to the Board of the holding company;

•                       The transactions contemplated would be conditional on receipt of the necessary regulatory and legal approvals (including those relating to competition law) and this process will be diligently pursued.

This announcement is not an offer of securities for sale in the United States. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any offering of the securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and its management, as well as financial statements.

For more information:

SN Brussels Airlines:	Geert Sciot - Vice President Communication Cédric Leurquin - Communication Manager (tel. +32 (0)2 723.84.00)
Virgin Express:	Yves Panneels - Corporate Communication Manager (tel. +32 (0)2 752.06.77)